

02006557

BD 3/5

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RECEIVED MAR 01 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Liberty Funds Distributor Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02111-2621
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Iudice 617-772-3570
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Philip J. Iudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Funds Distributor Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Treasurer & Chief Financial Officer
Title

[signature]
Notary Public MCE 8/16/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 01 2002

Liberty Funds Distributor, Inc.

(A Wholly-owned Subsidiary of
Colonial Management Associates, Inc.)
Statement of Financial Condition and Supplementary Information
December 31, 2001
(With Report of Independent Accountants' Report and Supplemental Report on Internal Control)

Liberty Funds Distributor, Inc.
(A Wholly-Owned Subsidiary of
Colonial Management Associates, Inc.)
Table of Contents



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
Liberty Funds Distributor, Inc.
(A Wholly-owned Subsidiary of Colonial Management Associates, Inc.)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liberty Funds Distributor, Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on this basic financial statement taken as a whole. The information contained in Schedules I, II and III is presented by management for purposes of additional analysis and is not a required part of this basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of this basic financial statement and, in our opinion, is fairly stated in all material respects in relation to this basic financial statement taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2002

Liberty Funds Distributor, Inc.
(A Wholly-owned Subsidiary of Colonial Management Associates, Inc.)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 23,123,528
Receivables:	
Fund shares sold	40,087,378
Distribution and service fees	7,041
Receivable from affiliates	1,361,496
Deferred distribution costs, net	3,872,515
Deferred tax asset	29,391
Other assets	91,319
Total assets	$ 68,572,668
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable for fund shares purchased	$ 40,059,876
Service fees payable to brokers and dealers	9,167,853
Accrued employee incentives	1,148,268
Accrued taxes payable	13,143
Accounts payable and accrued liabilities	2,145,064
Accounts payable to affiliates	81,689
Other liabilities	245,686
Total liabilities	52,861,579
Commitments and Contingencies	
Stockholder's Equity:	
Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares	100
Additional paid-in capital	15,099,846
Retained earnings	611,143
Total stockholder's equity	15,711,089
Total liabilities and stockholder's equity	$ 68,572,668

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Liberty Funds Distributor, Inc. (the "Company") is incorporated in the state of Massachusetts for the purpose of conducting business as the distributor of open-end load mutual funds managed by affiliates. The Company also acts as the principal underwriter of no-load funds managed by affiliates. The Company is a wholly-owned subsidiary of Colonial Management Associates, Inc. (the "Parent"), a Massachusetts corporation. The Parent is a subsidiary of Liberty Funds Group LLC ("LFG"), which, in turn, is a subsidiary of Fleet/Liberty Holdings, Inc. ("Fleet Holdings"). On November 1, 2001, FleetBoston Financial Corporation ("FleetBoston") acquired in a purchase accounting transaction (the "Acquisition") the asset management segment of Liberty Financial Companies, Inc. ("LFC"), which included the Company, the Parent and other affiliates of the Company. Fleet Holdings is an indirect majority-owned subsidiary of Fleet National Bank, N.A. ("Fleet Bank").

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act") and applicable state securities statutes and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Use of Estimates
The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual amounts could differ from such estimates.

Deferred Distribution Costs - B Shares
The Company has an agreement in place with LFG, whereby LFG advances to the Company funds on a daily basis to pay commissions for sales of Class B fund shares of back-end load mutual funds managed by the Parent and affiliates. In consideration for this funding, the Company sells to LFG the Company's asset derived from the Class B fund share commissions. As a result, LFG is entitled to receive from the Company all Class B fund share asset-based distribution plan fees and all Class B fund share contingent deferred sales charges ("CDSC") received by the Company.

Other Deferred Distribution Costs
Sales commissions paid to third-party brokers on Class C fund share sales, which carry a CDSC and a distribution plan fee, are recorded as deferred distribution costs and amortized on a straight-line basis over a one-year period. Sales commissions paid to third-party brokers on load-waived Class A fund share sales, which carry a CDSC and a distribution plan fee, are deferred and amortized on a straight-line basis over three years.

Income Taxes
For the period January 1, 2001 through October 31, 2001, income taxes were provided for in accordance with an income tax-sharing agreement between the Company and LFC. Pursuant to the tax-sharing arrangement, the Company was charged by LFC an amount equivalent to the Federal and state income tax expense it would have recognized if separate company tax returns were filed.

Effective November 1, 2001, the Company is included in the consolidated Federal income tax return and certain state combined tax returns of FleetBoston as well as filing separate company state tax returns. For Federal and state income taxes, the Acquisition was treated as the sale of the Company's assets to FleetBoston under Section 338(h)(10) of the Internal Revenue Code. Taxes resulting from this sale were settled with LFC at the time of the Acquisition. Accordingly, the current and deferred taxes recorded on the accompanying Statement of Financial Condition relate solely to those taxes arising in the post-Acquisition period. Deferred tax expense and benefit are recognized in the Statement of Income for the changes in deferred tax assets and liabilities. Under the terms of the present tax sharing arrangement, the Company computes income taxes as if it were a separate entity. For Federal income taxes the Company computes income taxes using a statutory tax rate of 35%.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents
Cash and cash equivalents include demand deposits held with an affiliate, Fleet Bank, and an investment of $22,932,728 in a money market mutual fund affiliated with Fleet Holdings.

Fair Value of Financial Instruments
As a registered broker-dealer, securities owned are recorded at market value. The fair value of all other financial assets and liabilities (consisting primarily of a net receivable for fund shares sold) are considered to approximate the recorded value due to the short-term nature of the financial instruments.

3. Deferred Distribution Costs

Deferred distribution costs consisted of the following at December 31, 2001:

Deferred distribution costs	$ 18,946,545
Accumulated amortization	(15,074,030)
	$ 3,872,515

4. Income Taxes

As of December 31, 2001, the Company has a deferred tax asset in the amount of $29,391 resulting from the different treatment of expense recognition from asset-based distribution plan fees and CDSC fees on A and C Shares. The Company believes that it is more likely than not that it will recognize the benefit of this asset.

5. Employee Benefit Plan

Prior to November 1, 2001, the Company participated in LFC's Savings & Investment Plan (the "LFC Plan"), which is a 401k plan with a profit sharing award feature. Contributions to the LFC Plan ceased as of November 1, 2001 and the participant balances transitioned into the FleetBoston-sponsored contributory thrift plan effective January 1, 2002.

Effective November 1, 2001, the Company participates in the FleetBoston-sponsored contributory thrift plan (the "Thrift Plan"), which covers substantially all full-time and permanent part-time employees. The Company matches a percentage of the employee's contributions up to 6% of the employee's salary.

Effective November 1, 2001, the Company also participates in the FleetBoston-sponsored defined benefit pension plan that covers employees who have completed one year of service and have attained age twenty-one. The cash balance plan is noncontributory and benefits vest after five years of service. Benefits are based on length of service, level of compensation and an interest crediting rate. An employee's service with LFC counts toward eligibility and vesting. The amount contributed to the plan is determined annually based upon the amount needed to satisfy the Employment Retirement Income Security Act (ERISA) funding standards. Assets of the pension fund which are available for benefits exceeded the actuarially computed value of vested benefits as of the most recent valuation date of December 31, 2001. The actuarial present value of vested and nonvested accumulated plan benefits is not calculated for individual companies participating in the plan.

6. Related-Party Transactions

Under a Distribution Services Agreement, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee approximating 105% of the Company's net operating expenses. The Parent provides to the Company all necessary administrative services, office space, equipment, and clerical, executive, and supervisory personnel.

The Parent provides certain services to shareholders of mutual funds managed by the Parent and affiliates on behalf of the Company. The Company pays the Parent for such services an amount equal to the difference between service fees collected from the funds and the amount due to third-party broker-dealers.

The Company had a Promotional Service Agreement with an affiliate through October 31, 2001, in which the affiliate provided distribution services to the Company.

Liberty Funds Services, Inc. ("LFI") is an affiliate of the Company and transfer agent for mutual funds managed by the Parent and affiliates, and pays, on the Company's behalf, all commissions and service fees required to be paid by the Company to broker-dealers who sell fund shares. LFI also collects and pays over to the Company CDSC's payable upon redemption of fund shares.

Due to related party transactions, the statement of financial condition may not be indicative of the financial position that would have existed if the Company operated as an unaffiliated corporation.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1.

As of December 31, 2001, the Company had net capital of $8,285,381, which was $7,431,934 in excess of its required net capital of $853,447. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2001 was 1.55 to 1.

8. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event that a customer is unable to fulfill its contractual obligation. Although the Company's customer accounts are maintained by LFI as agent for the Company, the Company will indemnify the LFI for any losses sustained in the execution and settlement of customer transactions in the event that the customer is not able to fulfill its obligations.

9. Recapitalization

As part of the terms of the Acquisition, Fleet Bank settled the current and deferred tax liabilities (net of any related income tax assets) of the Company as of October 31, 2001 with LFC. The settlement of those net tax liabilities represents a non-cash capital transaction for the Company of $2,857,411, the impact of which has been reflected as an adjustment to additional paid-in capital. Additionally, the Company's retained earnings from prior periods of $1,622,507 and net income of $84,172 for the period January 1, 2001 through October 31, 2001 has been reclassified to additional paid-in capital. The impact of these adjustments and reclassifications (the "Recapitalization") are reflected in stockholder's equity.

Liberty Funds Distributor, Inc.
(A Wholly-owned Subsidiary of Colonial Management Associates, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

Schedule I

Net Capital	
Total stockholder's equity	$ 15,711,089
Deductions and/or charges:	
Distribution and service fees	7,041
Receivable from affiliates	1,361,496
Deferred distribution costs, net	3,872,515
Deferred tax asset	29,391
Other assets	91,319
Net capital before haircuts on securities positions	10,349,327
Haircuts on securities positions	2,063,946
Net capital	$ 8,285,381
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable for fund shares purchased	$ 40,059,876
Service fees payable to brokers and dealers	9,167,853
Accrued employee incentives	1,148,268
Accrued taxes payable	13,143
Accounts payable and accrued liabilities	2,145,064
Accounts payable to affiliates	81,689
Other liabilities	245,686
	52,861,579
Adjustment from trade date to settlement date basis of accounting for purchase of fund shares	(40,059,876)
Total aggregate indebtedness	$ 12,801,703

Liberty Funds Distributor, Inc.
(A Wholly-owned Subsidiary of Colonial Management Associates, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)
December 31, 2001 — Schedule I

Computation of Basic Net Capital Requirements

Minimum net capital required: 6 2/3% of aggregate indebtedness	$ 853,447
Excess net capital	$ 7,431,934
Excess net capital at 1000%	$ 7,005,210
Ratio: Aggregate indebtedness to net capital	1.55 to 1

Reconciliation with Company's Computation
(included in Part II of Form X 17A-5 as of December 31, 2001)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 9,743,192
Adjustments to Net Capital:	
Increase in haircuts on securities positions	(1,605,291)
Increase in receivable from affiliates	(413,965)
Increase in deferred tax asset	(29,391)
	(2,048,647)
Adjustments impacting Stockholder's Equity:	
Increase in net income	12,514,371
Adjustment to capital related to Recapitalization	(11,923,535)
	590,836
Total adjustments	(1,457,811)
Net capital per above	$ 8,285,381

NOTE: Sales and purchases of fund shares are accounted for on a settlement date basis for the purpose of computing net capital and total aggregate indebtedness.

Liberty Funds Distributor, Inc.
(A Wholly-owned Subsidiary of Colonial Management Associates, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001 — Schedule II

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.

Liberty Funds Distributor, Inc.
(A Wholly-owned Subsidiary of Colonial Management Associates, Inc.)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001 **Schedule III**

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

**Report of Independent Accountants
on Internal Control Required by SEC Rule 17a-5**

The Board of Directors and Stockholder of
Liberty Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Funds Distributor, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

To the Board of Directors and Stockholder of
Liberty Funds Distributor, Inc.

whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002

LIBERTY
FUNDS GROUP

February 28, 2002


RECE
MAR 01 2002

Securities and Exchange Commission
Broker-Dealer Examination Center
Region 2
73 Tremont Street, 6th Floor
Boston, MA 02108-3912

LIBERTY FUNDS GROUP LLC

COLONIAL MANAGEMENT ASSOCIATES, INC.

COLONIAL ADVISORY SERVICES, INC.

STEIN ROE MANAGEMENT ASSOCIATES

Stein Roe & Farnham Incorporated

LIBERTY FUNDS DISTRIBUTOR, INC.

LIBERTY FUNDS SERVICES, INC.

Re: FILE NO. 8-44998
ANNUAL AUDITED REPORT – DECEMBER 31, 2001

Dear Sir or Madam:

Enclosed for your files are copies of the year-end, audited financial statements and statement of financial condition of Liberty Fund Distributor, Inc. These financial statements and schedules should be deemed confidential pursuant to the Securities and Exchange Commission Rule 17a-5, subparagraph (e)(3). A statement of financial condition has been included as a public document. Feel free to contact the undersigned if you have any questions regarding the financials.

Copies of these reports are also being filed with both the Washington, DC office of your Commission and the National Association of Securities Dealers, Inc.

Please acknowledge receipt of these enclosures by signing the attached copy of this letter and returning it in the envelope provided.

Sincerely,

Philip J. Iudice,
Treasurer &
Chief Financial Officer

Received: ______________
Date: ________________

cc: Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

National Association of Securities Dealers, Inc.
Regulatory Systems Department/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850-3389
Attn: Sherry Lawrence

National Association of Securities Dealers, Inc.
District Office
260 Franklin Street, 16th Floor
Boston, MA 02110